SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934
(Amendment No.     )*

UniTek Global Services, Inc.

(Name of Issuer)

Common Stock, par value $0.00002

(Title of Class of Securities)

91324T302

(CUSIP Number)

Steven B. Klinsky

New Mountain Finance Holdings, L.L.C.

787 Seventh Avenue

New York, NY 10019

(212) 720-0300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 2, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91324T302		13G

1.	Names of Reporting Persons New Mountain Finance Holdings, L.L.C. I.R.S. Identification No. of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,014,451

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,014,451

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,014,451

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 5.08%

12.	Type of Reporting Person* OO

CUSIP No. 91324T302		13G

1.	Names of Reporting Persons New Mountain Finance Corporation I.R.S. Identification No. of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,014,451

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,014,451

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,014,451

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 5.08%

12.	Type of Reporting Person* CO

CUSIP No. 91324T302		13G

1.	Names of Reporting Persons New Mountain Finance Advisers BDC, L.L.C. I.R.S. Identification No. of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,014,451

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,014,451

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,014,451

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 5.08%

12.	Type of Reporting Person* IA

CUSIP No. 91324T302		13G

1.	Names of Reporting Persons Steven B. Klinsky I.R.S. Identification No. of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,014,451

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,014,451

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,014,451

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 5.08%

12.	Type of Reporting Person* IN

CUSIP No. 91324T302	13G

Item 1(a).	Name of Issuer: UniTek Global Services, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1777 Sentry Parkway West, Gwynedd Hall Suite 302 Blue Bell, PA 19422

Item 2(a).

Name of Person Filing:

This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i)            New Mountain Finance Holdings, L.L.C.;

(ii)           New Mountain Finance Corporation;

(iii)          New Mountain Finance Advisers BDC, L.L.C.; and

(iv)          Steven B. Klinsky

Item 2(b).	Address of Principal Business Office, or if none, Residence: The address of the principal business office of each of the Reporting Persons is 787 Seventh Avenue, 49th Floor, New York, NY 10019
Item 2(c).	Citizenship: See Item 4 of each cover page
Item 2(d).	Title of Class of Securities Common Stock
Item 2(e).	CUSIP Number: 91324T302

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership

As of the date of this filing, each of New Mountain Finance Holdings, L.L.C. (“NMFH”) and its investment adviser, New Mountain Finance Advisers BDC, L.L.C. (the “Adviser”), may be deemed to

CUSIP No. 91324T302	13G

beneficially own 1,014,451 shares of common stock underlying warrants (the “Common Stock”) of UniTek Global Services, Inc. (the “Issuer”) presently held by NMFH, which constitutes approximately 5.08% of the outstanding shares of Common Stock of the Issuer as of November 12, 2013 according to the Issuer’s Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on November 26, 2013. Such shares may also be deemed to be beneficially owned by Steven B. Klinsky, in view of his indirect control, through New Mountain Capital Group, L.L.C and its affiliates, of the Adviser. Notwithstanding the foregoing, Mr. Klinsky disclaims such beneficial ownership.  In addition, New Mountain Finance Corporation (“NMFC”) may be deemed to beneficially own such shares through its ownership of greater than 90% of the equity interests in NMFH. NMFH, NMFC, the Adviser and Mr. Klinsky do not have any sole power to vote and dispose of shares of Common Stock. NMFH, NMFC, the Adviser and Mr. Klinsky have shared power to vote and dispose of approximately 1,014,451 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

CUSIP No. 91324T302	13G

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 9, 2014

New Mountain Finance Holdings, L.L.C.

By:	/s/ Paula A. Bosco
Name:	Paula A. Bosco
Title:	Chief Compliance Officer,
Chief Regulatory Officer and
Corporate Secretary

New Mountain Finance Corporation

By:	/s/ Paula A. Bosco
Name:	Paula A. Bosco
Title:	Chief Compliance Officer,
Chief Regulatory Officer and
Corporate Secretary

New Mountain Finance Advisers BDC, L.L.C.

By:	/s/ Paula A. Bosco
Name:	Paula A. Bosco
Title:	Authorized Person

Steven B. Klinsky

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky

CUSIP No. 91324T302	13G

EXHIBIT INDEX

Exhibit

Exhibit A: Joint Filing Agreement.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.0002 per share, of UniTek Global Services, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 9, 2014.

New Mountain Finance Holdings, L.L.C.

By:	/s/ Paula A. Bosco
Name:	Paula A. Bosco
Title:	Chief Compliance Officer,
Chief Regulatory Officer and
Corporate Secretary

New Mountain Finance Corporation

By:	/s/ Paula A. Bosco
Name:	Paula A. Bosco
Title:	Chief Compliance Officer,
Chief Regulatory Officer and
Corporate Secretary

CUSIP No. 91324T302	13G

New Mountain Finance Advisers BDC, L.L.C.

By:	/s/ Paula A. Bosco
Name:	Paula A. Bosco
Title:	Authorized Person

Steven B. Klinsky

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky